Mail Stop 4561

December 1, 2008

Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70, Floor C27
D-60486 Frankfurt am Main
Federal Republic of Germany

   RE: **Deutsche Bank Aktiengesellschaft**
      Form 20-F for Fiscal Year Ended December 31, 2007
      Filed March 26, 2008
      File No. 1-15242

Dear Mr. Krause,

   We have reviewed your letter filed on October 15, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Group Sponsored ABCP Conduits, page 82

1. You disclose that group sponsored conduits with assets totaling €4.8 billion were not consolidated because you were not deemed to control them. Please tell us the key facts and circumstances related to these conduits and the specific accounting guidance on which you relied to make this determination. Please explain the key

differences in these conduits as compared to the conduits that you were deemed to control and were therefore consolidated at December 31, 2007.

2.   For group sponsored conduits that you consolidated at December 31, 2007, please quantify for us the amount that were evaluated for consolidation solely using the guidance of IAS 27 and the amount that were evaluated using SIC-12.

Third Party ABCP Conduits, page 83

We note your response to comment 2 from our letter dated September 24, 2008.

3.   Please quantify for us the amount of third party conduits that were evaluated for consolidation solely using the guidance of IAS 27 and the amount that were evaluated using SIC-12.

4.   Please provide us a representative example of a third party conduit that was not evaluated for consolidation using SIC-12. Please discuss the key factors and considerations made in determining that the entity was not created to accomplish a narrow and well-defined objective. Also please respond to the following:

   a. Please tell us how you considered the fact that paragraph one of SIC-12 specifically includes the securitization of financial assets as an example of a narrow and well-defined objective in determining that certain third party conduits that securitize financial assets were not in the scope of SIC-12.

   b. Please tell us why you believe the breadth of an entity's investment mandate should be considered when determining if it has a narrow and well-defined objective and can operate on "autopilot". Said another way, please tell us why you believe an entity with a wide investment mandate can not have a narrow and well-defined objective and operate on "autopilot".

   c. Please tell us the type of decision making that is generally required over the nature and quality of the underlying assets. For example, tell us whether the entities' legal arrangements restrict the nature and quality of the underlying assets or whether there is wide latitude in the nature and quality of the assets that can be purchased. In this respect do the legal arrangements for third party conduits typically have "standard" language regarding the nature and quality of underlying assets that can be purchased or is there significantly different language for each conduit?

5.   Please tell us how you considered the liquidity facilities, repurchase agreements, and total return swaps in your analysis of paragraphs 10(c) and 10(d) of SIC-12. Specifically tell us how you considered whether:

a. these contractual relationships, especially the total return swaps, provide you with the right to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE. As part of your response on the effect of the total return swaps, please tell us if and how you consider the effects of any offsetting hedges in your determination; and

b. these contractual relationships provide you with the majority of the residual or ownership risks related to the SPE or assets in order to obtain benefits from its activities.

6. Please tell us your motives and rationale for entering into the total return swaps with third party conduits. Specifically tell us the economic factors you considered in structuring the total return swaps including the purpose for embedding a liquidity put in the swaps.

Consolidated Statement of Cash Flows, page F-7

We note your response to comment 3 from our letter dated September 24, 2008.

7. Specifically related to cash flows from senior long-term debt, please tell us how you considered paragraphs 6 and 17 of IAS 7, both of which provide guidance that borrowing activities should be classified as financing activities.

8. Please tell us why you believe cash flows related to senior long-term debt are directly related to revenue generating activities.

9. Please tell us why you present cash flows related to subordinated long-term debt and trust preferred securities as financing activities and explain how and why you view these cash flows differently than cash flows related to senior long-term debt.

10. For each asset or liability accounted for at fair value, please revise to disclose how you present the changes in the balance due to fair value changes, cash inflows and cash outflows in your statement of cash flows.

11. Please revise to provide quantified information for investors to easily understand how changes in specific balance sheet line items are presented in the statement of cash flows.

Note 12 Fair Value of Financial Instruments

Financial Instruments Carried at Fair Value Through Profit or Loss or Equity, page F-57

12.   We note your response to comment 7 from our letter dated September 24, 2008 in which you note that have been an active participant in the IASB's Expert Advisory Panel on measuring and disclosing the fair value of financial instruments in markets that are no longer active and that you will enhance your disclosure in future filings. We note that the IASB Expert Advisory Panel issued their final report in October 2008. Please provide us with your proposed revised IFRS 7 disclosures or at least a more specific description of where you propose to enhance your disclosures and the general nature of additional information to be included in response to our prior comment and considering the final report and current market conditions.

Deutsche Bank Interim Report as of June 30, 2008 Included in the 6-K filed on July 31, 2008

Residential Mortgage Businesses, page 15

We note your response to comment 12 from our letter dated September 24, 2008.

13.   Please revise to disclose us if you sell all agency eligible loans to GSEs and in general the amount of time you hold the loans in your portfolio.

14.   Please tell us if you have ever had any credit issues with agency eligible loans while you held them in your portfolio, and if so how you managed these loans. For example, were you able to sell them to GSEs and if so, did you have to sell them at a discount? Did you keep the loan in your portfolio and manage the credit issues through your normal procedures?

Deutsche Bank Interim Report as of September 30, 2008 Included in the 6-K filed October 30, 2008

Mutual Funds, page 34

15.   You disclose that during 2007 and the first three quarters of 2008, on a voluntary basis, you injected cash of €49 million and €115 million, respectively, into six of money market mutual funds when actual yields were lower than originally projected, although still above any guarantee thresholds. Please tell us in detail and revise to briefly disclose the reasons you voluntarily injected cash in the funds, the results of your reassessment of the treatment of the funds for

consolidation and the impact to your financial statements if you were required to consolidate them.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets", page 62

16. You disclose that you had a change in intent and now plan to hold certain trading assets and financial assets available for sale for the foreseeable future rather than to exit or trade them in the short term and accordingly reclassified the assets to loans and receivables.

   a. Please confirm to us and revise to disclose that you have the ability to hold the reclassified financial assets for the foreseeable future.

   b. On the date of reclassification, please tell us in detail and revise to briefly disclose how you defined foreseeable future. As part of your response and proposed disclosure, please quantify the numeric time period used for evaluating foreseeable future, and discuss separately if it varies by asset type.

   c. Please tell us the specific facts and circumstances under which you believe you would exit or trade reclassified financial assets.

17. You disclose that you transferred certain trading assets and financial assets available for sale to loans and receivables during the third quarter of 2008. We note that to meet the definition of loans and receivables in IAS 39, the non-derivative assets must have fixed or determinable payments and must not be quoted in an active market. Please tell us whether the reclassified financial assets have historically "not been quoted in an active market" as discussed in AG 71 of IAS 39 or simply meet this criterion in the current period given the status of the worldwide credit markets. To the extent the latter is true, please tell us whether you plan to reclassify the instruments out of loans and receivables once the market returns to normal and current pricing information exists. If so, please tell us where you would reclassify these financial assets and consider clarifying your disclosure.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant